Craig P. Omtvedt
Senior Vice President and
Chief Financial Officer

December 12, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance, Mail Stop 7010

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Form 10-Q for the period ended June 30, 2008

File No. 1-9076

Dear Mr. Decker:

We have reviewed the comments and recommendations you provided in your letter dated November 26, 2008. We also discussed these comments with you and Nudrat Salik in a telephone conversation on Friday, December 5, 2008. We appreciate your comments and as requested will reflect in our future filings the changes outlined herein, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At your request, we are also filing this document via EDGAR.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Where our responses include additional or revised disclosures, we have shown or described what the revision will look like and we will incorporate such disclosures in future filings.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

December 12, 2008

Consolidated Statements of Income, page 4

2.	We note your response to prior comment 5. We continue to believe that you should disclose the line item(s) in which you include depreciation and amortization aside from the amortization of intangibles line item as well as the corresponding amounts included in each line item for each period presented. It is not clear how you determined that this information would not be material to investors. Please further advise or revise as necessary.

Response:

We will expand our Note 1 Significant Accounting Policies disclosure on Cost of Products Sold (per our response on November 24, 2008) to clarify that all depreciation expense associated with manufacturing products and making them saleable is included in cost of products sold as shown below in italics:

Cost of Products Sold

Cost of products sold includes all costs to make products saleable, such as inbound freight, purchasing and receiving costs, inspection costs, and internal transfer costs. In addition, all depreciation expense associated with assets used to manufacture products and make them saleable is included in cost of products sold.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

3.	Please address the above comments in your interim filings as well.

Response:

Where our responses above contemplate additional or revised disclosures in future 10-K filings, and such additional or revised disclosures are also applicable to interim filings, we will incorporate such disclosures.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

December 12, 2008

Management’s Discussion and Analysis, page 30

4.	We note your response to prior comment 9. We urge you to continue to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your assets related to the Home and Hardware segment as well as the risk that additional charges may need to be recorded. As we indicated in our prior comment, we believe detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we note that 42% of your goodwill and 20% of your intangibles are related to the Home and Hardware segment and that you recorded additional restructuring charges during the quarter ended September 30, 2008. We urge you to provide more specific quantitative disclosures related to each type of potential charge, including impairment charges related to inventories, intangible assets, and goodwill as well as restructuring charges. For example, your reporting units are components one level below the Home and Hardware segment, which you indicate generally correspond to your major products lines. You should consider providing additional discussion regarding the risks and exposures related to each of these product lines, including whether certain product lines are more sensitive to the current trends in the U.S. home market and the corresponding amounts of assets recorded related these product lines as well as whether you anticipate any restructuring costs related to each of these product lines. You also disclose that you forecast the U.S. home products market in two portions: the new home construction portion and the repair/remodel portion. You should also consider discussing risks and exposures separately for each of these two portions.

Response:

We will expand our MD&A on the Home and Hardware segment to include additional quantitative disclosures conveying risks related to recoverability of assets. The disclosure, which we have revised from our September 30, 2008 10-Q (page 39), is shown below.

“At September 30, 2008, the Company had long-lived assets in its Home and Hardware segment that totaled $3,446.9 million, including goodwill and indefinite-lived tradenames of $1,631.8 million and $753.0 million, respectively. The dollar amount of goodwill and indefinite-lived tradenames associated with each of the reporting units within our Home and Hardware segment as of September 30, 2008 was as follows:

($ in millions)

Reporting Unit	Goodwill	Indefinite-lived Trade name
Cabinet products	$506.8	$215.1
Faucet products	569.7	107.2
Entry door products	263.7	230.0
Window products	84.4	160.0
Storage and security products	165.4	21.7
Other	41.8	19.0

Total	$1,631.8	$753.0

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

December 12, 2008

While we are confident in the long-term growth and return prospects for this segment, generally accepted accounting principles require us to assess the impairment of goodwill and indefinite-lived tradenames based upon current fair value. Goodwill is assessed at the reporting unit level. Key to recoverability of our long-lived assets is our forecast of the depth and duration of the U.S. home products market downturn, and its impact on future revenues, operating margins and cash flows. Our projection for the U.S. home products market and global economic conditions is inherently subject to a number of uncertain factors, such as the depth and duration of the global economic slowdown, as well as U.S. changes in home prices, unsold homes inventory levels, credit availability and borrowing rates, unemployment levels, and overall consumer confidence. In the near term, as we monitor the above factors, it is possible we may change the revenue and cash flow projections of our Home and Hardware segment, which may require the recording of long-lived asset impairment charges in accordance with the provisions of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We currently believe that the only reporting units with a risk of future goodwill or trade name impairment are our entry door products and window products reporting units. These reporting units are the most recently acquired (entry door products acquired in 2003 and window products acquired in 2006) and therefore have a historical cost that is closer to the current fair value. For these reporting units, a more than 10% decline in reporting unit fair value could trigger an impairment of goodwill or tradenames.

In addition, as we continue to respond to the downturn in the U.S. home products market, our restructuring initiatives to reduce manufacturing capacity and administrative costs, and exit lower return product lines may result in further impairments of assets. As a result of restructuring initiatives that are in process in the Home and Hardware segment, we expect to incur cash restructuring and restructuring-related charges of approximately $xxx million over the next 6-12 months.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

December 12, 2008

Liquidity and Capital Resources, page 47

5.	We note your response to prior comment 4. We continue to believe that you should also disclose the actual ratio(s) associated with your most stringent debt covenant(s) as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. Also, to the extent EBITDA is not computed as commonly defined, please retitle it accordingly. Please revise as necessary.

Response:

We will expand our disclosure in the Liquidity and Capital Resources section of our 10-K and 10-Q related to the Interest Coverage Ratio in our debt covenants. We will disclose the actual ratio in our December 31, 2008 10-K, and if the likelihood of violation is more than remote, we will disclose the ratio in our 10-Q. The expanded disclosure related to the September 30, 2008 10-Q (page 47) is shown below, with the new section is marked in italics.

We have a $2.0 billion, 5-year committed revolving credit agreement, which matures in 2010. As of September 30, 2008, we had a $500 million, 364-day committed revolving credit agreement which expired in October 2008 and was not renewed. There were no amounts outstanding under these credit agreements as of September 30, 2008. In October 2008, we executed a $400 million, 3-year term loan agreement with various banks, which matures in October 2011, which may be used to repay a €300 million note due January 31, 2009. The interest rates under the agreement are variable based on U.S. LIBOR at the time of the borrowing and the Company’s long-term credit rating. Commitment fees of 0.15% per annum are subject to increases up to maximum fees of 0.20% per annum in the event our long-term debt rating falls below specified levels. The facility may be drawn through the commitment period ending January 31, 2009. Our credit facilities are for general corporate purposes including support of the Company’s commercial paper borrowings in the commercial paper market. Both of these credit facilities include a minimum Consolidated Interest Coverage Ratio requirement of 3.5 to 1.0. The Consolidated Interest Coverage Ratio is defined in the credit facilities as the ratio of Consolidated EBITDA to Consolidated Interest Expense. Consolidated EBITDA is defined as consolidated net income before interest expense, income taxes, and depreciation and amortization of intangibles, as well as noncash restructuring and nonrecurring charges, losses from asset impairments, and gains or losses resulting from the sale of assets not in the ordinary course of business. Consolidated Interest Expense is as disclosed in the financial statements. At September 30, 2008 and December 31, 2007, we exceeded this ratio by a wide margin. We currently believe the possibility of violating this covenant is remote. No other debt instruments have required financial ratio covenants.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

December 12, 2008

Pension Investments

6.	We encourage your to provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net pension income and plan assets as well as in your determination of whether additional cash contributions to plans will need to be made. You should discuss how sensitive your determination of net pension income is to each of the significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Response:

In our December 31, 2008 10-K filing, we will continue to provide the disclosures currently included in our September 2008 10-Q filing (page 48). In addition, consistent with prior years, we will maintain and update the disclosures already included in our Critical Accounting Policies that include sensitivity information with regard to the impact of changes in discount rates and the expected level of return on assets on pension expense. With regard to funding requirements, during the course of the first quarter of 2009, we will be evaluating the range of assumptions we may use for purposes of the funding required by the Pension Protection Act of 2006 (PPA). In our December 31, 2008 10-K filing, we will disclose: (a) an estimated range of possible funding during 2009 and update this in future interim filings to the extent it materially changes and (b) that we have sufficient liquidity to meet the 2009 minimum funding that may be required by the PPA to make unrestricted benefit payments under our plans.

* * * *

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt
Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

cc: Nudrat Salik

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400